UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: December 6, 2012	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

6 December 2012

CSR plc (the “Company”)

Notification of transaction of a Director in the Company’s Ordinary Shares

In accordance with DTR 3.1.2 and DTR 3.1.4, the Company has been informed that on 30 November 2012, Mr Ron Mackintosh disposed of 16,885 Ordinary Shares in the Company to J.P. Morgan Securities plc at a price per Ordinary Share of 360 pence.

Following this transaction Mr Mackintosh’s holding in the Company is 112,115 Ordinary Shares, representing 0.068 per cent. of the issued share capital of the Company.

The Company’s issued share capital consists of 165,729,881 Ordinary Shares with voting rights. The Company holds 16,074,145 Ordinary Shares in treasury.

ENDS